FORM 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                     FORM 12B-25 COMMISSION FILE NO. 1-9681

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

         [X] Form 10-K  [ ]Form 20-F [ ] Form 11-K [ ] Form 10-Q and 10-QSB
         [ ] Form N-SAR
         For Period Ended: August 29, 1998
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: ......................................

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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.

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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 ...............................................................................
 ...............................................................................

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PART I - REGISTRANT INFORMATION

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Full name of Registrant                 Jennifer Convertibles, Inc.
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Former name if applicable                              N/A
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Address of principal executive
office (street and number)              419 Crossways Park Drive
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City, State and Zip Code                Woodbury, New York 11797
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PART II - RULES 12B-25(b) AND (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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The  registrant  is unable to file the subject  annual  report on Form 10-K in a timely manner without unreasonable effort or expense due to the need to complete the audit.

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PART IV - OTHER INFORMATION

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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification



            Kenneth R. Koch                        (212) 476-8362
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               (Name)                            (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No


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     If so: Attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Jennifer Convertibles, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   November 30, 1998            By /s/ GEORGE J. NADEL
       -----------------               -----------------------
                                           George J. Nadel
                                           Executive Vice President

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                                    ATTENTION

Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
                        Violations (See 18 U.S.C. 1001).

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PART IV
(3)

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         The Company anticipates to approximately break even for the fiscal year ended August 29, 1998 as compared to a net (loss) of $(3,061,000) for the prior year.


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